Exhibit 99.1

Mercer Park Brand Acquisition Corp. Files Preliminary Prospectus for

Proposed Qualifying Transaction with Glass House Group

TORONTO, April 30, 2021 -- Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF; “Mercer Park Brand” or the “Company”), a Special Purpose Acquisition Company (SPAC) which has entered into a definitive agreement to merge with GH Group, Inc. (the “Glass House Group Transaction”), California’s leading fully-integrated cannabis business, announced it has filed a non-offering preliminary prospectus (“the Prospectus”) with the applicable Canadian securities regulatory authorities. The prospectus can be found under the Company’s SEDAR profile.

As previously announced, the Company and Glass House Group announced a business combination to create the largest cannabis brand-building platform in California, the world’s largest cannabis market.

Glass House Group intends to support its existing and future portfolio of brands with unmatched capacity and distribution in the state. The combined company has planned expansions to reach 6 million ft2 of cultivation in state-of-the-art greenhouses, representing by far the largest capacity of any cannabis operator in California, and an anticipated retail footprint of 21 operational dispensaries by Q1 2022, more than double the next largest retail operator in the state.

Further details of the proposed combination can be found on the Company’s website at www.mercerparkbrand.com and in the press release issued by the Company on April 8, 2021.

The Company plans to hold a shareholder meeting on June 2, 2021 to approve the Glass House Group Transaction. It is anticipated that the Glass House Group Transaction will close shortly thereafter.

To facilitate the closing of the Glass House Group Transaction, on May 5, 2021 there will be a shareholder meeting to vote in support of a brief extension of the May 13, 2021 deadline of the Company’s permitted timeline (the “Extension”). Votes by proxy must be received by 10 a.m. (Toronto time) on May 3, 2021.

Following the extension, investors will have an additional opportunity to redeem their shares for cash before the closing of the Glass House Group Transaction by depositing their shares for redemption before the close of business on June 2, 2021.

The Company encourages shareholders to vote in favor of the Extension and to remain fully invested through the closing of the Glass House Group Transaction.

About Mercer Park Brand Acquisition Corp.

Mercer Park Brand (“BRND”) is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com.

About GH Group, Inc.

Glass House Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

Risk Factors

This investment opportunity involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in the preliminary prospectus filed on SEDAR. If any of the risks and uncertainties described thereunder actually occur, alone or together with additional risks and uncertainties not currently known to BRND or GH Group, or that they currently do not deem material, BRND’s and GH Group’s business, financial condition, results of operations and prospects may be materially adversely affected. There can be no assurance that the GH Group transaction will be completed, or, if it is, that the resulting company will be successful.

Company Contact:

Megan Kulick

T: (646) 977-7914

Email: IR BRND@mercerparklp.com

Investor Relations Contact:

Cody Cree or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: BRND@GatewayIR.com